                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            TELOCITY DELAWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     87971D
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John J. Higgins, Esq.
                            Acting General Counsel
                         Hughes Electronics Corporation
                           200 North Sepulveda Blvd.
                         El Segundo, California  90245
                                 (310) 662-9935

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person

               Authorized to Receive Notices and Communications)

                                   Copies to:
                                Gary Olson, Esq.
                                Latham & Watkins
                       633 West Fifth Street, Suite 4000
                         Los Angeles, California 90071
                                 (213) 485-1234

                               December 21, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                       (Continued on the following page)
                             (Page 1 of 15 Pages)

                                  SCHEDULE 13D

-----------------------------------                ---------------------------------
              CUSIP No. 87971D                                Page 2 of 15
-----------------------------------                ---------------------------------

------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        General Motors Corporation
------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                          (b) [_]
------------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF
------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]
------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------------------------
NUMBER OF SHARES                SOLE VOTING POWER
BENEFICIALLY OWNED         7           0*
BY EACH REPORTING       ------------------------------------------------------------
PERSON WITH                     SHARED VOTING POWER
                           8           0*
                        ------------------------------------------------------------
                                SOLE DISPOSITIVE POWER
                           9           0*
                        ------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10          0*
------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                               0*
------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES                                                        [X]
------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                               0%*
------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
14      CO
------------------------------------------------------------------------------------

* See Item 5 herein

                                  SCHEDULE 13D

-----------------------------------                ---------------------------------
              CUSIP No. 87971D                                Page 3 of 15
-----------------------------------                ---------------------------------

------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Hughes Electronics Corporation
------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                          (b) [_]
------------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]
------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------------------------
NUMBER OF SHARES                SOLE VOTING POWER
BENEFICIALLY OWNED         7           0*
BY EACH REPORTING       ------------------------------------------------------------
PERSON WITH                     SHARED VOTING POWER
                           8           0*
                        ------------------------------------------------------------
                                SOLE DISPOSITIVE POWER
                           9           0*
                        ------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10          0*
------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                               0*
------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES                                                        [_]
------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                               0%*
------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
14      CO
------------------------------------------------------------------------------------

* See Item 5 herein

                                  SCHEDULE 13D

-----------------------------------                ---------------------------------
              CUSIP No. 87971D                                Page 4 of 15
-----------------------------------                ---------------------------------

------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        DIRECTV Broadband Inc.
------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                          (b) [_]
------------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF
------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]
------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------------------------
NUMBER OF SHARES                SOLE VOTING POWER
BENEFICIALLY OWNED         7           0*
BY EACH REPORTING       ------------------------------------------------------------
PERSON WITH                     SHARED VOTING POWER
                           8           0*
                        ------------------------------------------------------------
                                SOLE DISPOSITIVE POWER
                           9           0*
                        ------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10          0*
------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                               0*
------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES                                                        [_]
------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                               0%*
------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
14      CO
------------------------------------------------------------------------------------

* See Item 5 herein

ITEM 1.   SECURITY AND ISSUER.

          This title and class of the securities to which this Schedule 13D relates is the Common Stock, par value $.001 per share ("Share" and collectively, the "Shares") of Telocity Delaware, Inc., a Delaware corporation, (the "Issuer"). The Issuer's principal executive office is located at 10355 North De Anza Blvd., Cupertino, California 95014.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by General Motors Corporation, a Delaware corporation ("GM"), Hughes Electronics Corporation, a Delaware corporation and wholly owned subsidiary of GM ("HEC"), and DIRECTV Broadband Inc., a Delaware corporation and wholly owned subsidiary of HEC ("Purchaser" and together with GM and HEC, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

         (b) The address of GM is 300 Renaissance Center, P.O. Box 300, Detroit, Michigan 48365 and the address of the other Reporting Persons is 200 North Sepulveda Blvd., El Segundo, California 90245. The names, business addresses and principal businesses of each of the directors and executive officers of GM, HEC and Purchaser are set forth on Schedule I hereto and incorporated by reference herein.

         (c) The principal business of GM, other than those of HEC, are automotive, financial and insurance operations and other operations. The principal businesses of HEC are providing digital television entertainment, satellite services and satellite-based private business networks. Purchaser is a newly formed Delaware corporation organized solely to carry out certain transactions in connection with the Offer and the Merger (each as defined below). Purchaser has not conducted any business other than in connection with the Offer and the Merger Agreement (as defined below).

         (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the best knowledge of the Reporting Persons, each of the executive officers and directors of the Reporting Persons is a United States citizen other than Percy Barnevik, a director of GM, who is a citizen of Sweden, Eckhard Pfeiffer, a director of GM, who is a citizen of Germany, Nebuyuki
Idei, a director of GM who is a citizen of Japan and Dennis Weatherstone, a director of GM who is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          See Item 4 below.

                                (Page 5 of 15)

ITEM 4.  PURPOSE OF THE TRANSACTION.

         This Schedule 13D relates to the tender offer (the "Offer") being made by Purchaser to purchase all of the outstanding Shares of the Issuer at a price of $2.15 per Share net to the sellers in cash (subject to applicable withholding taxes), without interest (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated December 21, 2000 by and among HEC, Purchaser and the Issuer (including the exhibits thereto, the "Merger Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. The Merger Agreement provides that, among other things, HEC and Purchaser will commence the Offer on or before February 1, 2001. As soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Issuer (the "Merger") with the Issuer being the surviving corporation in the Merger. Following consummation of the Merger, the Issuer will continue as the surviving corporation and will become a wholly owned subsidiary of HEC.

         At the effective time of the Merger, each remaining outstanding Share (other than (i) Shares held in the treasury or owned by Purchaser, HEC or any direct or wholly owned subsidiary of HEC or of the Issuer which shall be canceled, and (ii) Shares held by stockholders of the Issuer who have demanded and perfected appraisal rights, if any, under the DGCL) will be converted into the right to receive the Offer Consideration.

         The Offer is not conditioned upon any financing arrangements. The Reporting Persons estimate that the total amount of funds required by Purchaser to purchase all of the outstanding Shares will be approximately $180 million, plus reasonable and customary fees and expenses incurred in connection with the Offer and the Merger. HEC has on deposit in cash or cash equivalents sufficient funds to purchase all of the outstanding Shares. HEC will make a capital contribution to Purchaser in an amount sufficient to purchase all of the Shares that may be tendered in the Offer.

         The Shares are currently traded on the Nasdaq National Market. Following the consummation of the Merger, the Shares will no longer be listed on Nasdaq and the registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated. Accordingly, after the Merger there will be no publicly-traded equity securities of the Issuer outstanding and the Issuer may no longer be required to file periodic reports with the Securities and Exchange Commission.

         Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions.

                             (Page 6 of 15 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (c) In connection with the execution of the Merger Agreement, HEC and Purchaser entered into a Tender and Stockholder Support Agreement dated December 21, 2000 with certain stockholders of the Issuer (the "Support Agreement"), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. Pursuant to the Support Agreement, upon the terms set forth therein, the stockholders party to the Support Agreement have, among other things, agreed to tender (and not withdraw) pursuant to the Offer an aggregate of 52,874,665 Shares, representing 62.472% of the issued and outstanding common stock of the Issuer. In addition, the stockholders party to the Support Agreement have agreed to vote their Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger and have granted HEC and certain officers of HEC an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement. No vote of the stockholders of the Issuer is expected under the terms of the Merger Agreement until after the acceptance for payment of the Shares in the Offer. The Support Agreement terminates, among other things, upon the termination of the Offer or the Merger Agreement.

         Except as described above, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, (i) beneficially owns or has any right to acquire, directly or indirectly, any equity securities of the Issuer or (ii) effected any transaction in such equity securities during the past 60 days.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in the response to Item 5 of this Schedule 13D, pursuant to the terms of the Support Agreement, the stockholders party thereto have, among other things, agreed to tender (and not withdraw) pursuant to the Offer an aggregate of 52,874,665 Shares, representing 62.472% of the issued and outstanding common stock of the Issuer. In addition, such stockholders have agreed to vote their Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger and have granted HEC and certain officers of HEC an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement.

         Except as described above, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

                             (Page 7 of 15 Pages)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Joint Filing Statement

Exhibit 2 Agreement and Plan of Merger, dated December 21, 2000, by and among HEC, Purchaser and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed by the Issuer on December 28, 2000).

Exhibit 3 Tender and Stockholder Support Agreement by and among HEC and the stockholders of the Issuer named therein, dated December 21, 2000 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Issuer filed on December 28, 2000).


                             (Page 8 of 15 Pages)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2001

                              GENERAL MOTORS CORPORATION


                              By:  /s/ Warren G. Andersen
                                   ___________________________________________
                                   Name:  Warren G. Andersen
                                   Title: Attorney and Assistant Secretary

Dated:  January 2, 2001

                              HUGHES ELECTRONICS CORPORATION


                              By:  /s/ Roxanne S. Austin
                                   __________________________________________
                                   Name:   Roxanne S. Austin
                                   Title:  Corporate Senior Vice President
                                           and Chief Financial Officer

Dated:  January 2, 2001

                              DIRECTV BROADBAND INC.


                              By:  /s/ Larry D. Hunter
                                   __________________________________________
                                   Name:  Larry D. Hunter
                                   Title:  Vice President

                             (Page 9 of 15 Pages)

                                   SCHEDULE I

         DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL MOTORS CORPORATION

          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Except as set forth in the attached Schedule 13D, each person is a citizen of the United States.

                                                                           PRINCIPAL OCCUPATION, IF OTHER
                                                                            THAN AS EXECUTIVE OFFICER OF
NAME AND BUSINESS ADDRESS                         TITLE                      GENERAL MOTORS CORPORATION
-------------------------                         -----                  -----------------------------------
John F. Smith, Jr.                  Chairman of the Board of Directors                  N/A
General Motors Corporation
300 Renaissance Center
Detroit, MI  48243

Harry J. Pearce                     Vice Chairman of the Board of                       N/A
General Motors Corporation          Directors
300 Renaissance Center
Detroit, MI  48243

G. Richard Wagoner, Jr.             Chief Executive Officer,                            N/A
General Motors Corporation          President and Director
300 Renaissance Center
Detroit, MI  48243

John M. Devine                      Vice Chairman of the Corporation;                   N/A
General Motors Corporation          Chief Financial Officer
300 Renaissance Center
Detroit, MI  48243

Ronald L. Zarrella                  Executive Vice President;                           N/A
General Motors Corporation          President, GM North America
300 Renaissance Center
Detroit, MI  48243

John D. Finnegan                    Executive Vice President;                           N/A
General Motors Corporation          President, GMAC
300 Renaissance Center
Detroit, MI  48243

Percy N. Barnevik                   Director                              Chairman, ABB, Ltd.
Affolternstrasse 44
Box 8131
CH-8050 Zurich, Switzerland

                             (Page 10 of 15 Pages)

                                                                         PRINCIPAL OCCUPATION, IF OTHER
                                                                          THAN AS EXECUTIVE OFFICER OF
NAME AND BUSINESS ADDRESS                         TITLE                    GENERAL MOTORS CORPORATION
-------------------------                         -----               -----------------------------------

John H. Bryan                             Director                          Chairman and Chief Executive
Three First National Plaza,                                                Officer, Sara Lee Corporation
47th Floor
Chicago, IL 60602-4260

Thomas E. Everhart                        Director                        President Emeritus and Professor
705 Poinsettia Way                                                         of Electrical Engineering and
Santa Barbara, CA 93111                                                     Applied Physics, California
                                                                              Institute of Technology

George M.C. Fisher                        Director                    Retired Chairman of the Board, and Chief
343 State Street                                                      Executive Officer, Eastman Kodak Company
Rochester, NY 14650-0229

Nobuyuki Idei                             Director                            President and Chief Executive
6-7-35 Kitashinagawa, Shinagawa-ku                                       Officer, Sony Corporation, Tokyo, Japan
Tokyo 141-0001
Japan

Karen Katen                               Director                         Senior Vice President, Pfizer, Inc.,
Pfizer Inc.                                                         Executive Vice President Pfizer Pharmaceuticals
235 East 42nd Street                                                    Group, President of U.S. Pharmaceuticals
New York, NY 10017-5755

J. Willard Marriott, Jr.                  Director                         Chairman, President and Chief
One Marriott Drive                                                          Executive Officer, Marriott
Washington, D.C. 20058                                                          International, Inc.

Eckhard Pfeiffer                          Director                      Chairman, Intershop Communications,
Seven Saddlebrook Lane                                                   AG/Inc. & Chairman ricardo. de AG
Houston, TX 77024

Lloyd D. Ward                             Director                           Former Chairman and Chief
1281 Gulf of Mexico Drive                                                    Executive Officer, Maytag
Apartment 1001                                                                      Corporation
Longboat Key, FL 34228

Dennis Weatherstone                       Director                          Retired Chairman and current
60 Wall Street, 21st Floor                                                 director of J.P. Morgan & Co.
New York, NY 10260                                                                  Incorporated

                             (Page 11 of 15 Pages)

                   DIRECTORS AND EXECUTIVE OFFICERS OF HUGHES
                            ELECTRONICS CORPORATION

          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Electronics Corporation is set forth below. Unless indicated otherwise, each person is a citizen of the United States.

                                                                           PRINCIPAL OCCUPATION, IF OTHER
                                                                            THAN AS EXECUTIVE OFFICER OF
NAME AND BUSINESS ADDRESS                         TITLE                    HUGHES ELECTRONICS CORPORATION
-------------------------                         -----                  -----------------------------------
Michael T. Smith                    Chairman of the Board, Chief                        N/A
200 N. Sepulveda Blvd.              Executive Officer and Director
El Segundo, CA  90245

Jack A. Shaw                        Corporate Senior Executive Vice                     N/A
200 N. Sepulveda Blvd.              President, Enterprise Sector
El Segundo, CA  90245

Eddy W. Hartenstein                 Corporate Senior Executive Vice                     N/A
200 N. Sepulveda Blvd.              President, Consumer Sector
El Segundo, CA  90245

Roxanne S. Austin                   Corporate Senior Vice President                     N/A
200 N. Sepulveda Blvd.              and Chief Financial Officer
El Segundo, CA  90245

Pradman P. Kaul                     Corporate Senior Vice President                     N/A
200 N. Sepulveda Blvd.              and Chairman and Chief Executive
El Segundo, CA  90245               Officer, Hughes Network Systems


Sandra A. Harrison                  Corporate Senior Vice President                     N/A
200 N. Sepulveda Blvd.
El Segundo, CA  90245

James M Cornelius                   Director                               Chairman, Guidant Corporation
200 N. Sepulveda Blvd.
El Segundo, CA  90245

Thomas E. Everhart                  Director                             President, Emeritus and Professor
200 N. Sepulveda Blvd.                                                     of Electrical Engineering and
El Segundo, CA  90245                                                       Applied Physics, California
                                                                              Institute of Technology

Peter A. Lund                       Director                                 Private investor and media

                             (Page 12 of 15 Pages)

                                                                           PRINCIPAL OCCUPATION, IF OTHER
                                                                            THAN AS EXECUTIVE OFFICER OF
NAME AND BUSINESS ADDRESS                         TITLE                    HUGHES ELECTRONICS CORPORATION
-------------------------                         -----                  -----------------------------------
200 N. Sepulveda Blvd.                                                             consultant
El Segundo, CA 90245

Harry J. Pearce                     Director                               Vice Chairman, General Motors
General Motors Corporation                                                         Corporation
300 Renaissance Center
Detroit, MI  48243

Eckhard Pfeiffer                    Director                                President, CEO and Director,
200 N. Sepulveda                                                            Compaq Computer Corporation
El Segundo,  CA 90245

Alfred C. Sikes                     Director                               President, Hearst Interactive
200 N. Sepulveda                                                                        Media
El Segundo,  CA 90245

John F. Smith, Jr.                  Director                                Chairman and Chief Executive
General Motors Corporation                                                    Officer, General Motors
300 Renaissance Center                                                              Corporation
Detroit, MI  48243

Bernee D.L. Strom                   Director                             President, InfoSpace Ventures, LLC
200 N. Sepulveda
El Segundo,  CA 90245

G. Richard Wagoner, Jr.             Director                                  Chief Executive Officer,
General Motors Corporation                                                     President and Director
300 Renaissance Center
Detroit, MI  48243

           DIRECTORS AND EXECUTIVE OFFICERS OF DIRECTV BROADBAND INC.

          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of DIRECTV Broadband Inc. is set forth below. Unless indicated otherwise, each person is a citizen of the United States.

                                                                           PRINCIPAL OCCUPATION, IF OTHER
                                                                            THAN AS EXECUTIVE OFFICER OF
NAME AND BUSINESS ADDRESS                         TITLE                        DIRECTV BROADBAND INC.
-------------------------                         -----                  -----------------------------------


Eddy W. Hartenstein                 Chairman of the Board                  Senior Executive Vice President,
200 N. Sepulveda Blvd.              of Directors                           Hughes Electronics Corporation
El Segundo, CA  90245

Larry D. Chapman                    President                                President, DIRECTV Global
2230 E. Imperial Highway                                                        Digital Media, Inc.
El Segundo, CA  90245

Roxanne S. Austin                   Senior Vice President              Senior Vice President and Chief Financial
200 N. Sepulveda Blvd.              and Chief Financial                 Officer, Hughes Electronics Corporation
El Segundo, CA  90245               Officer

Michael J. Gaines                   Vice President and                   Vice President and Acting Treasurer,
200 N. Sepulveda Blvd.              Treasurer                              Hughes Electronics Corporation
El Segundo, CA  90245

Steven J. Cox                       Vice President                           Executive Vice President,
2230 E. Imperial Highway                                                      DIRECTV Global Digital
El Segundo, CA  90245                                                               Media, Inc.

Larry D. Hunter                     Vice President                               Vice President,
200 N. Sepulveda Blvd.                                                          Hughes Electronics
El Segundo, CA  90245                                                              Corporation

Keith U. Landenberger               Vice President and                      Assistant General Counsel,
200 N. Sepulveda Blvd.              General Counsel                            Hughes Electronics
El Segundo, CA 90245                                                               Corporation




                             (Page 13 of 15 Pages)